07002789

SEC ... SION

Washington, D.C. ...

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8-47857

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACN Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Park Avenue - Suite 1600
(No. and Street)

New York, (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Simon Taylor (212) 327-2640
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Graf Repetti & Co., LLP
(Name – *if individual, state last, first, middle name*)

1114 Avenue of the Americas, 17th Floor, New York, NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED

MAR 07 2007

THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Simon Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACN Securities Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Simon T
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Notary Certificate Attached

Notary Certificate Attached

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Alameda } ss.

On 2-24-2007 before me, Shahrokh EssaPoor,
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared Simon Taylor,
Name(s) of Signer(s)

☐ personally known to me

☒ proved to me on the basis of satisfactory evidence to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she~~/~~they~~ executed the same in his/~~her~~/~~their~~ authorized capacity(~~ies~~), and that by his/her/their signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

SHAHROKH ESSAPOOR
Commission # 1638769
Notary Public - California
Alameda County
My Comm. Expires Jan 17, 2010

Place Notary Seal Above

WITNESS my hand and official seal.

S. EssaPoor
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ____________________

Document Date: ____________________ Number of Pages: __________

Signer(s) Other Than Named Above: ____________________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____________________

☐ Individual
☐ Corporate Officer — Title(s): __________
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: __________

Signer Is Representing: __________

RIGHT THUMBPRINT OF SIGNER
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Signer's Name: ____________________

☐ Individual
☐ Corporate Officer — Title(s): __________
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: __________

Signer Is Representing: __________

RIGHT THUMBPRINT OF SIGNER
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ACN SECURITIES INC.

TABLE OF CONTENTS

ACN SECURITIES INC.

FINANCIAL STATEMENTS
WITH AUDITOR'S REPORT
PURSUANT TO RULE 17A-5(D)

FOR THE YEARS ENDED
DECEMBER 31, 2006 AND 2005

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors and Stockholder
ACN Securities Inc.

We have audited the accompanying statements of financial condition of ACN Securities Inc. as of December 31, 2006 and 2005, and the related statements of income (loss), changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, the Company may continue to rely on its parent company for financing its working capital needs and to supplement its negative cash flow from operating activities.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACN Securities Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purposes of forming an opinion on the basic financial statements taken as a whole. The additional information on page 8 is presented for the purpose of supplementary analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Graf Repetti & Co. LLP

February 23, 2007
New York, New York

New York • 1114 Avenue of the Americas, New York, NY 10036 • phone 212.302.3300 • fax 212.302.9660

Long Island • 41 Front Street, Rockville Centre, New York 11570 • phone 516.766.7345 • fax 516.766.7363

ACN SECURITIES INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
CURRENT ASSETS		
Cash	$ 7,424	$ 6,773
Restricted securities - Note 4	3,300	3,300
Deposit	276	120
Prepaid rent	181	148
Total Assets	$ 11,181	$ 10,341
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 400	$ 333
STOCKHOLDER'S EQUITY	10,781	10,008
Total Liabilities and Stockholder's Equity	$ 11,181	$ 10,341

See accompanying notes to financial statements.

ACN SECURITIES INC.

STATEMENTS OF INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUE		
Fees	$ 5,000	$ 500
Gross Profit	5,000	500
EXPENSES		
General and administrative	12,377	7,931
Net Loss	$ (7,377)	$ (7,431)

See accompanying notes to financial statements.

ACN SECURITIES INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

Year Ended December 31, 2005

Stockholder's Equity - Beginning of Year	$ 10,139
Paid in capital during the year	7,300
Net Loss For the Year	(7,431)
Stockholder's Equity - End of Year	$ 10,008

Year Ended December 31, 2006

Stockholder's Equity - Beginning of Year	$ 10,008
Paid in capital during the year	8,150
Net Loss For the Year	(7,377)
Stockholder's Equity - End of Year	$ 10,781

See accompanying notes to financial statements.

ACN SECURITIES INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (7,377)	$ (7,431)
(Decrease) in accounts payable	67	-
Decrease in deposit	(156)	28
(Increase) in prepaid expense	(33)	(148)
Total Cash Flows Used by Operating Activities	(7,499)	(7,551)
FINANCING ACTIVITIES		
Capital contributions	8,150	7,300
Total Cash Flows Provided by Financing Activities	8,150	7,300
Net Decrease in Cash	651	(251)
Cash - Beginning of Year	6,773	7,024
Cash - End of Year	$ 7,424	$ 6,773

See accompanying notes to financial statements.

ACN SECURITIES INC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

1. ORGANIZATION

ACN Securities Inc. is a wholly owned subsidiary of Angel Capital Network Inc., a California corporation ("ACN Inc."). In 2000, ACN Inc. acquired the 99.9% Partnership interest in Crimson Capital Securities, a "General Partnership" and the holder of a broker-dealer license. A newly formed subsidiary, "ACN Securities Inc." acquired all the outstanding shares of Carlyle USA Inc., which held a 0.1% partnership interest as "The General Partner of Crimson Capital". A plan of merger was then executed whereby ACN Securities Inc. was merged into Carlyle USA Inc. ACN Inc. then transferred its Partnership interest in Crimson Capital Securities to Carlyle USA Inc. Immediately after the merger, Carlyle USA Inc. changed its name to ACN Securities Inc., Crimson Capital Securities was dissolved, and all of its assets were distributed to its sole partner, ACN Securities Inc., including its broker dealer license. The Company did not generate sufficient revenue during 2006 and 2005 to meet its operating expenses and may continue to rely on its parent for working capital needs until it becomes profitable.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

3. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that net capital, as defined, shall be at least the greater of $5,000 or 12.5% of aggregate indebtedness. At December 31, 2006 and 2005, the Company's net capital computed in accordance with this rule was $7,300 and $6,560 compared to a minimum requirement of $5,000.

Under the exemptive provisions of rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers, and is not subject to certain other requirements of the Customer Protection Rule.

4. RESTRICTED SECURITIES

The Company's restricted securities represent securities which if ever sold the proceeds resulting would be distributed to a former partner.

ACN SECURITIES INC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

5. NET OPERATING LOSS CARRYOVERS

As of December 31, 2006, the Corporation had net operating loss carryovers of $58,360 which are not expected to have any future tax benefit. Therefore no deferred taxes are recorded on the balance sheet. The net operating losses expire as follows:

2021	$ 14,735
2022	5,352
2023	27,604
2024	3,238
2025	7,431
2026	7,377
	65,737

SUPPLEMENTAL INFORMATION

ACN SECURITIES INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CREDITS		
Capital	$ 11,181	$ 10,341
Less: Non-allowable assets	3,481	3,448
Accounts payable	400	333
Net Capital	7,300	6,560
Minimum Net Capital Required	5,000	5,000
Excess Net Capital	$ 2,300	$ 1,560

ACN SECURITIES INC.

STATEMENT PURSUANT TO RULE 17A-5(D) (4)

DECEMBER 31, 2006 AND 2005

No material differences exist between the Computation of Net Capital Under Rule 15c3-1 as reported in the accompanying financial statements and as reported by ACN Securities Inc. in Part IIA of Form X-17A-5 for the quarter ended December 31, 2006 and 2005.

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To the Stockholder of
ACN Securities Inc.

We have audited the financial statements of ACN Securities Inc. for the years ended December 31, 2006 and 2005, and have issued our report thereon dated February 23, 2007. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g), (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures including tests of compliance with such practice and procedures followed by ACN Securities Inc. that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the reserve required by rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

New York • 1114 Avenue of the Americas, New York, NY 10036 • phone 212.302.3300 • fax 212.302.9660

Long Island • 41 Front Street, Rockville Centre, New York 11570 • phone 516.766.7345 • fax 516.766.7363

Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of ACN Securities Inc.. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purposes.

Graf Repetti & Co., LLP.

February 23, 2007
New York, New York

END